Canada Goose Reports Fourth Quarter and Full Year Fiscal 2026 Results
The financial information contained in this news release is unaudited.
•Fourth quarter revenue increased 18% on a reported and on a constant currency basis1
•Fiscal 2026 revenue increased 13% on a reported basis and 12% on a constant currency basis1
•DTC comparable sales growth2 was 10% in the fourth quarter and 8% for fiscal 2026
•Fourth quarter operating income and adjusted EBIT3 were $65m, reflecting strong underlying operating performance, partially offset by an $8.4m store impairment to strengthen the performance of our retail network
•Maintained strong balance sheet with net debt declining 6% to $383m and well-positioned inventory levels
•Outlook for fiscal 20274: Revenue growth of low-single digits compared to fiscal 2026; Adjusted EBIT margin expected to range from 11% to 12%

Toronto – May 14, 2026 – Canada Goose Holdings Inc. (NYSE, TSX: GOOS) announced today financial results for the fourth quarter and fiscal year ended March 29, 2026. All amounts are in Canadian dollars unless otherwise indicated.

“Our fourth quarter capped a year of meaningful progress and execution against our goals,” said Dani Reiss, Chairman & CEO of Canada Goose. “Revenue growth was broad-based across regions and channels, supported by stronger conversion in DTC, improved wholesale performance, and continued momentum across our expanded product offering. Our brand and product continue to resonate with customers, and that strength showed up in healthier demand, improving retail productivity, and a more returns-focused approach to operating the business.”

“As we enter fiscal 2027, our focus is to convert brand momentum and a stronger operating foundation into sustainable EBIT margin expansion, starting this year. Our priorities are clear: deepen brand desire, scale a more repeatable product engine across seasons, and improve channel productivity by making our stores and digital platforms work harder together.”

Fourth Quarter and Fiscal 2026 Business Highlights
In fiscal 2026, Canada Goose advanced a set of foundational investments and initiatives designed to strengthen the business for long‑term, sustainable growth. In our fourth quarter and throughout the year, we executed with discipline against these priorities, making deliberate choices across product, brand, and channels, as well as our key markets, to improve the quality and durability of our performance. Key achievements include the following:
•Increased product newness meaningfully, including the launch of our first‑ever Lunar New Year capsule and the introduction of our largest Spring collection to date in the fourth quarter.
•Drove brand momentum through a series of campaigns executed alongside high‑impact brand moments in the fourth quarter, including our Icons, Lunar New Year, and the Spring 2026 Return of the Sun campaigns. New customer recruitment and repeat customers increased in fiscal 2026 compared to the prior fiscal year.
1 Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.
2 DTC comparable sales growth (decline) is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
3 Adjusted EBIT, adjusted net income attributable to shareholders of the Company, and net debt are non-IFRS financial measures, and adjusted EBIT margin and adjusted net income per diluted share attributable to the shareholders of the Company are non-IFRS financial ratios. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.
4 This outlook constitutes forward-looking information within the meaning of applicable securities laws. See “Fiscal 2027 Outlook” and “Cautionary Note Regarding Forward-Looking Statements” for more information.

•Delivered continued DTC channel performance, with DTC comparable sales growth2 of 10% in the fourth quarter, marking five consecutive quarters of positive comparable growth, and 8% for the full year, driven by stronger conversion, improved store productivity, and deeper digital engagement.
•Took targeted actions to actively manage our retail store portfolio in the fourth quarter, including recording an $8.4m store impairment following a review of underperforming locations, in order to strengthen the overall performance of our retail network. During fiscal 2026, we opened nine net new permanent stores and ended the year with 88 stores globally, including conversions.
•Strengthened operating efficiency, deploying a more dynamic store labour planning model and delivering marketing spend efficiency in our fourth quarter, as well as maintaining tighter corporate overhead control throughout fiscal 2026.

Fourth Quarter Financial Highlights5
All Year-Over-Year Comparisons Unless Otherwise Noted
▪Total revenue increased 17.9% to $453.3m, up 18.2% on a constant currency basis1.
•DTC revenue increased 15.2% to $361.7m, or up 15.8% on a constant currency basis1 reflecting positive growth across all regions, driven by strength across retail and e-commerce channels. DTC comparable sales growth2 was 10.0%.
•Wholesale revenue increased 54.4% to $49.1m, or 51.6% on a constant currency basis1 driven by earlier shipments related to our Spring/Summer 2026 order book compared to the prior year period, and higher in-season orders from our wholesale partners.
•Other revenue increased 9.8% to $42.5m, or 10.6% on a constant currency basis1 attributable to higher revenue generated from friends and family events.
▪Gross profit increased 14.9% to $315.4m due to higher revenue. Gross margin was 69.6% compared to 71.3% in the fourth quarter of fiscal 2025, reflecting product mix associated with the early delivery of our Spring/Summer 2026 collection, a higher proportion of Wholesale revenue, and higher freight and duty costs attributable to regional sales mix.
▪Selling, general and administrative (SG&A) expenses were $250.5m, compared to $219.3m in the prior year period. The increase is primarily due to higher depreciation and amortization, including an $8.4m store impairment charge, and higher incentive compensation related to full-year fiscal 2026 financial performance.
▪Operating Income was $64.9m, compared to operating income of $55.1m in the prior year period, attributable to higher gross profit, partially offset by higher SG&A expenses.
▪Net income attributable to shareholders was $28.1m, or $0.28 per diluted share, compared with a net income attributable to shareholders of $27.1m, or $0.28 per diluted share in the prior year period.
▪Adjusted EBIT3 was $64.9m, compared to $59.7m in the prior year period. Adjusted EBIT margin3 was 14.3%, compared to 15.5% in the prior year period. This decrease in Adjusted EBIT margin3 was primarily driven by the $8.4m store impairment charge.
▪Adjusted net income attributable to shareholders3 was $36.3m, or $0.37 per diluted share, compared with an adjusted net income attributable to shareholders of $32.0m, or $0.33 per diluted share in the prior year period.

Full Year Fiscal 2026 Financial Highlights6
All Year-Over-Year Comparisons Unless Otherwise Noted
▪Total revenue increased 13.3% to $1,528.2m, up 12.4% on a constant currency basis1.
•DTC revenue increased 15.9% to $1,157.4m, or up 15.4% on a constant currency basis1 led by strong retail and e-commerce performance across all regions. DTC comparable sales growth2 was 8.4%.
5 Comparisons to fourth quarter ended March 30, 2025.
6 Comparisons to fiscal 2025 year ended March 30, 2025.

•Wholesale revenue increased 11.7% to $291.2m, or 8.5% on a constant currency basis1 primarily due to higher demand from our wholesale partners.
•Other revenue decreased 10.3% to $79.6m, or 9.6% on a constant currency basis1 due to fewer friends and family events and product sales to employees.
▪Gross profit increased 13.0% to $1,065.5m due to higher revenue. Gross margin for the year was 69.7% compared to 69.9% in fiscal 2025 primarily due to higher freight and duty costs attributable to regional mix, partially offset by channel mix resulting from a higher proportion of DTC revenue.
▪Selling, general and administrative (SG&A) expenses were $976.7m, compared to $779.0m in the prior year period. The increase in SG&A reflected strategic investments in brand and marketing, product design and development, and our retail network supporting long-term value creation. We also incurred charges for discrete, non-recurring items, including an arbitration payment to a former supplier and a bad-debt provision related to a U.S. wholesale partner.
▪Operating Income was $88.8m, compared to operating income of $164.1m in the prior year period, attributable to higher SG&A expenses.
▪Net income attributable to shareholders was $22.5m, or $0.23 per diluted share, compared with a net income attributable to shareholders of $94.8m, or $0.97 per diluted share in the prior year period.
▪Adjusted EBIT3 was $148.0m, compared to $171.4m in the prior year period. Adjusted EBIT margin3 was 9.7% , compared to 12.7% in the prior year period.
▪Adjusted net income attributable to shareholders3 was $77.1m, or $0.78 per diluted share, compared with an adjusted net income attributable to shareholders of $109.4m, or $1.12 per diluted share in the prior year period.

Balance Sheet Highlights
Inventory of $386.3m for the fourth quarter ended March 29, 2026 was flat year-over-year, reflecting higher demand and our continued proactive approach to managing inventory.
The Company ended the fourth quarter of fiscal 2026 with net debt3 of $383.2m, compared to $408.8m at the end of the fourth quarter of fiscal 2025, with net debt leverage remaining stable at 1.3 times EBITDA over both periods. This reduction was mainly due to higher cash balances resulting from disciplined working capital management, and lower borrowings from our credit facilities compared to the previous year.

Fiscal 2027 Outlook
This outlook constitutes forward-looking information within the meaning of applicable securities laws. The purpose of this outlook is to provide a description of management's expectations regarding the Company's annual financial performance and may not be appropriate for other purposes. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond the Company’s control. Please see "Forward-looking Statements" below for more information.
Based on improved visibility into our business and the progress of initiatives already underway, we are introducing an annual financial outlook for fiscal 2027.
Our outlook reflects our current assessment of operating conditions, underlying demand trends, and the level of execution we believe is achievable.
For fiscal 2027, we expect:
•Revenue to increase approximately low-single digits compared to the prior year.
•Adjusted EBIT margin7 to be in the range of 11% to 12%.
7 The Company is not able to provide, without unreasonable effort, a reconciliation of the guidance for non-IFRS adjusted EBIT to the most directly comparable IFRS measure because the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments included in the most directly comparable IFRS measure that would be necessary for such reconciliations, including (a) income tax related accruals in respect of certain one-time items (b) the impact of foreign currency exchange and (c) non-recurring expenses that cannot reasonably be estimated in advance. These adjustments are inherently variable and uncertain and depend on various factors that are beyond the Company's control and as a result it is also unable to predict their probable significance. Therefore, because management cannot estimate on a forward-looking basis without unreasonable effort the impact these variables and individual adjustments will have on its reported results in accordance with IFRS, we are unable to provide a reconciliation of the non-IFRS measures included in our fiscal 2027 guidance.

In addition, our outlook assumes:
•Revenue growth is driven by pricing actions already implemented, increased depth in our product assortment, a larger wholesale order book, and new store openings, partially offset by lower consumer demand relative to fiscal 2026, including softer traffic in key markets, reduced consumer confidence, and lower travel.
•Gross margin expands, reflecting the benefit of pricing actions and operational efficiencies embedded in fiscal 2026 production and favourable channel mix, partially offset by product mix, raw material inflation, and supply chain cost pressures from current disruptions, with the tariff environment assumed to be unchanged from fiscal 2026.
•SG&A declines as a percentage of revenue, as we balance disciplined cost management with targeted investments across channels, marketing, and technology, driving operating leverage on a consolidated basis.

Annual Report and Financial Information
The financial information contained in this news release is unaudited and remains subject to the completion of year-end procedures by our independent auditor. We expect to file our annual report on Form 20-F, including our audited annual consolidated financial statements for the year ended March 29, 2026 and related management’s discussion and analysis (MD&A) on or before May 15, 2026.

Conference Call Information
The Company will host the conference call at 8:30 a.m. EDT on May 14, 2026. The conference call can be accessed by using the following link: https://events.q4inc.com/attendee/108178975. After registering, an email will be sent including dial-in details and a unique conference call pin required to join the live call. A live webcast of the conference call will also be available on the investor relations page of the Company's website at http://investor.canadagoose.com.

About Canada Goose
Canada Goose is dedicated to empowering discovery and pushing boundaries in design, functionality, and style. Inspired by our Canadian heritage, we craft high-performance outerwear, apparel, footwear, and accessories that elevate craftsmanship and embrace individuality. Rooted in resilience and driven by a pioneering spirit, we embolden explorers to thrive in all environments while preserving the planet they roam. For more information, visit www.canadagoose.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of applicable securities laws, including statements relating to our fiscal 2027 financial outlook, the related assumptions included herein, the execution of our business strategy and our expected operating performance and prospects. These forward-looking statements generally can be identified by the use of words such as “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “potential,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the impact on our operations of the current global economic conditions and international trade environment and their evolution, as well as the other risk factors that are discussed under “Cautionary Note Regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our MD&A for the third and three quarters ended December 28, 2025, and, when available, for the year ended March 29, 2026, as well as under “Risk Factors” in our Annual Report on Form 20-F for the year ended March 30, 2025 and, when available, for the year ended March 29, 2026. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available on SEDAR+ at www.sedarplus.ca for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.

Although we base the forward-looking statements contained in this press release on assumptions that we believe are reasonable, we caution readers that actual results and developments (including our results of operations, financial condition and liquidity, the achievement of our targets, goals and commitments, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this press release. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this press release. In addition, even if results and developments are consistent with the forward-looking statements contained in this press release, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this press release may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements. You should read this press release and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this press release (or as of the date specifically indicated therein), and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.
Investors: ir@canadagoose.com
Media: media@canadagoose.com

Condensed Consolidated Statements of Income
(in millions of Canadian dollars, except per share amounts) (unaudited)

	Fourth quarter ended		Year ended
	March 29, 2026	March 30, 2025	March 29, 2026	March 30, 2025
	$	$	$	$
Revenue	453.3	384.6	1,528.2	1,348.4
Cost of sales	137.9	110.2	462.7	405.3
Gross profit	315.4	274.4	1,065.5	943.1
Selling, general & administrative expenses	250.5	219.3	976.7	779.0
Operating income	64.9	55.1	88.8	164.1
Net interest, finance and other costs	6.7	10.0	35.0	36.0
Income before income taxes	58.2	45.1	53.8	128.1
Income tax expense	25.5	17.4	26.0	24.5
Net income	32.7	27.7	27.8	103.6

Attributable to:
Shareholders of the Company	28.1	27.1	22.5	94.8
Non-controlling interest	4.6	0.6	5.3	8.8
Net income	32.7	27.7	27.8	103.6

Earnings per share attributable to shareholders of the Company
Basic	$0.29	$0.28	$0.23	$0.98
Diluted[1]	$0.28	$0.28	$0.23	$0.97
1Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share, or if the weighted average daily closing share price for the period was greater than the exercise price. As at March 29, 2026, there were 4,929,224 shares (March 30, 2025 - 4,453,519 shares, March 31, 2024 - 3,904,366 shares) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

Condensed Consolidated Statements of Comprehensive Income
(in millions of Canadian dollars, except per share amounts) (unaudited)

	Fourth quarter ended		Year ended
	March 29, 2026	March 30, 2025	March 29, 2026	March 30, 2025
	$	$	$	$
Net income	32.7	27.7	27.8	103.6

Other comprehensive income
Items that will not be reclassified to earnings, net of tax:
Actuarial gain (loss) on post-employment obligation	0.5	0.1	0.3	(0.6)
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment gain	2.2	15.5	24.2	25.5
Net gain (loss) on derivatives designated as cash flow hedges	2.9	(3.1)	(3.5)	(13.3)
Reclassification of net loss (gain) on cash flow hedges to income	—	1.5	(1.0)	2.8
Other comprehensive income	5.6	14.0	20.0	14.4
Comprehensive income	38.3	41.7	47.8	118.0

Attributable to:
Shareholders of the Company	33.8	41.0	43.8	109.1
Non-controlling interest	4.5	0.7	4.0	8.9
Comprehensive income	38.3	41.7	47.8	118.0

Condensed Consolidated Statements of Financial Position
(in millions of Canadian dollars) (unaudited)

	March 29, 2026	March 30, 2025
Assets	$	$
Current assets		Reclassified
Cash	408.2	334.4
Trade receivables	108.4	98.0
Inventories	386.3	384.0
Income taxes receivable	19.9	10.2
Other current assets	45.6	63.8
Total current assets	968.4	890.4

Deferred income taxes	76.9	95.7
Property, plant and equipment	167.6	161.6
Intangible assets	127.9	131.9
Right-of-use assets	326.0	280.2
Goodwill	71.1	72.0
Other long-term assets	15.3	0.1
Total assets	1,753.2	1,631.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	214.0	186.7
Provisions	45.8	40.1
Income taxes payable	11.7	28.6
Short-term borrowings	4.2	4.3
Current portion of lease liabilities	92.8	83.9
Total current liabilities	368.5	343.6

Provisions	19.0	16.0
Deferred income taxes	11.0	20.8
Term Loan	406.4	407.7
Lease liabilities	281.8	246.9
Other long-term liabilities	38.7	40.3
Total liabilities	1,125.4	1,075.3

Equity
Equity attributable to shareholders of the Company	608.4	541.2
Non-controlling interests	19.4	15.4
Total equity	627.8	556.6
Total liabilities and equity	1,753.2	1,631.9

Condensed Consolidated Statements of Cash Flows
(in millions of Canadian dollars) (unaudited)

	Fourth quarter ended		Year ended
	March 29, 2026	March 30, 2025	March 29, 2026	March 30, 2025
	$	$	$	$
Operating activities
Net income	32.7	27.7	27.8	103.6
Items not affecting cash:
Depreciation and amortization	35.4	33.2	131.5	130.7
Income tax expense	25.5	17.4	26.0	24.5
Interest expense	10.3	7.2	33.6	44.7
Foreign exchange (gain) loss	(4.2)	(8.1)	2.2	(9.3)
Impairment losses	8.4	2.8	8.4	2.8
Loss (gain) on disposal of assets	0.1	(0.6)	0.8	0.3
Share-based payment	9.4	5.4	23.5	15.2
Remeasurement of put option	(3.7)	5.8	2.3	7.4
Remeasurement of contingent consideration	0.1	(3.0)	(0.9)	(16.1)
	114.0	87.8	255.2	303.8
Changes in non-cash operating items	21.2	52.8	18.1	32.6
Income taxes (paid) received	(10.6)	6.0	(44.3)	(5.2)
Interest paid	(10.8)	(8.9)	(37.1)	(38.8)
Net cash from operating activities	113.8	137.7	191.9	292.4
Investing activities
Purchase of property, plant and equipment	(15.8)	(2.8)	(42.6)	(17.7)
Investment in intangible assets	—	(0.1)	—	(0.2)
Initial direct costs of right-of-use assets	(7.4)	(0.1)	(7.9)	(0.5)
Net cash used in investing activities	(23.2)	(3.0)	(50.5)	(18.4)
Financing activities
Mainland China Facilities repayments	—	(30.1)	—	—
Japan Facility repayments	(11.4)	(35.2)	—	(5.4)
Term Loan (repayments) borrowings	—	(1.1)	16.6	(3.1)
Transaction costs on financing activities	—	—	(6.6)	—
Principal payments on lease liabilities	(24.0)	(21.6)	(87.2)	(85.7)
Settlement of term loan derivative contracts	—	—	6.6	—
Issuance of shares	—	—	0.5	0.6
Net cash used in financing activities	(35.4)	(88.0)	(70.1)	(93.6)
Effects of foreign currency exchange rate changes on cash	6.1	2.5	2.5	9.1
Increase in cash	61.3	49.2	73.8	189.5
Cash, beginning of period	346.9	285.2	334.4	144.9
Cash, end of period	408.2	334.4	408.2	334.4

Non-IFRS Financial Measures and Other Specified Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted net income attributable to shareholders of the Company, net debt, and constant currency revenue and certain non-IFRS ratios such as adjusted EBIT margin and adjusted net income per basic and diluted share attributable to the shareholders of the Company. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS Accounting Standards nor do they replace or supersede any standardized measure under IFRS Accounting Standards. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.
Adjusted EBIT, adjusted EBIT margin, adjusted net income attributable to shareholders of the Company, and adjusted net income per basic and diluted share attributable to shareholders of the Company.
These measures exclude the impact of certain non-cash items and certain other adjustments related to events that are non-recurring or unusual in nature, that we believe are not otherwise reflective of our ongoing operations and/or hat make comparisons of underlying financial performance between periods difficult. We use, and believe that certain investors and analysts use, this information to evaluate our core financial and operating performance for business planning purposes, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry.

Constant currency revenue
Constant currency revenue is calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates. We use, and believe that certain investors and analysts use, this information to assess how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations.

Net debt and net debt leverage
We define net debt as cash less total borrowings and lease liabilities, and net debt leverage as the ratio of net debt to adjusted EBITDA, measured on a spot basis. We use, and believe that certain investors and analysts use, these non-IFRS financial measures and ratios to determine the Company’s financial leverage and ability to meet its debt obligations.
Reconciliations of such non-IFRS financial measures to the most directly comparable IFRS measure can be found in this press release under “Reconciliation of Non-IFRS Measures” below.
This press release also includes references to DTC comparable sales growth (decline) which is a supplementary financial measure defined as a rate of growth (decline) of sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.
Reconciliation of Non-IFRS Measures
The tables below reconcile net loss to adjusted EBIT and adjusted net income attributable to shareholders of the Company for the periods indicated, constant currency revenue to revenue across segments and geographies, and net debt for purposes of presenting its calculation.

	Fourth quarter ended		Year ended
CAD $ millions	March 29, 2026 (unaudited)	March 30, 2025	March 29, 2026 (unaudited)	March 30, 2025
Net income	32.7	27.7	27.8	103.6
Add (deduct) the impact of:
Income tax expense	25.5	17.4	26.0	24.5
Net interest, finance and other costs	6.7	10.0	35.0	36.0
Operating income	64.9	55.1	88.8	164.1
Arbitration award (a)	—	—	43.8	—
Paola Confectii Earn-Out costs (b)	—	4.6	15.4	7.3
Total adjustments	—	4.6	59.2	7.3
Adjusted EBIT	64.9	59.7	148.0	171.4
Adjusted EBIT margin	14.3%	15.5%	9.7%	12.7%

	Fourth quarter ended		Year ended
CAD $ millions	March 29, 2026 (unaudited)	March 30, 2025	March 29, 2026 (unaudited)	March 30, 2025
Net income	32.7	27.7	27.8	103.6
Add (deduct) the impact of:
Arbitration award (a)	—	—	43.8	—
Paola Confectii Earn-Out costs (b)	—	4.6	15.4	7.3
Japan Joint Venture remeasurement (gain) loss on contingent consideration and put option (c)	(3.6)	2.8	1.4	(8.7)
Unrealized foreign exchange loss (gain) on Term Loan (d)	0.6	(1.1)	(3.5)	4.6
	(3.0)	6.3	57.1	3.2
Tax effect of adjustments	4.8	(0.6)	(7.1)	(1.8)
Adjusted net income	34.5	33.4	77.8	105.0
Adjusted net income (loss) attributable to non-controlling interest (e)	1.8	(1.4)	(0.7)	4.4
Adjusted net income attributable to shareholders of the Company	36.3	32.0	77.1	109.4

Weighted average number of shares outstanding
Basic	97,135,387	96,820,406	97,052,303	96,741,308
Diluted	99,219,037	98,153,729	99,004,314	98,065,000
Adjusted net income per basic share attributable to shareholders of the Company	$0.37	$0.33	$0.79	$1.13
Adjusted net income per diluted share attributable to shareholders of the Company	$0.37	$0.33	$0.78	$1.12
(a)During the first quarter ended June 29, 2025, an arbitration that took place in fiscal 2024 concluded between the Company and a former supplier of the Company in connection with a previously announced commercial dispute relating to the termination of a contract in 2021. The arbitration resulted in an unfavourable judgment against the Company with financial compensation to be awarded to the former supplier. As a result, the Company was required to make a one-time payment to the former supplier of USD32.0m ($43.8m), inclusive of legal costs, which was recognized in SG&A expenses in the statements of income. The award and legal costs were paid to the former supplier during the second quarter of fiscal 2026.
(b)Value of the remuneration payout, in connection with the Paola Confectii business combination (“Earn-Out”).

(c)Changes to the fair value remeasurement of the contingent consideration and put option liability, inclusive of translation gains and losses, related to the Company’s joint venture with Sazaby League (“Japan Joint Venture”). The Company recorded gains of $3.6m and losses of $1.4m, respectively, on the fair value remeasurement of the contingent consideration and put option during the fourth quarter and year ended March 29, 2026 (fourth quarter and year ended March 30, 2025 - losses of $2.8m and gains of $8.7m, respectively). These gains and losses are included in net interest, finance and other costs within the statements of income.
(d)Unrealized gains and losses on the translation of the term loan facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs are included in net interest, finance and other costs within the statements of income.
(e)Calculated as net income (loss) attributable to non-controlling interest within the statements of income of $1.8m and $(0.7)m for the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the fourth quarter and year ended March 29, 2026 (fourth quarter and year ended March 30, 2025 - net (loss) income attributable to non-controlling interest of $(1.4)m and $4.4m, respectively).

Revenue by Segment

	Fourth quarter ended		$ Change			% Change
CAD $ millions	March 29, 2026 (unaudited)	March 30, 2025	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
DTC	361.7	314.1	47.6	2.0	49.6	15.2%	15.8%
Wholesale	49.1	31.8	17.3	(0.9)	16.4	54.4%	51.6%
Other	42.5	38.7	3.8	0.3	4.1	9.8%	10.6%
Total revenue	453.3	384.6	68.7	1.4	70.1	17.9%	18.2%
Revenue by Geography

	Fourth quarter ended		$ Change			% Change
CAD $ millions	March 29, 2026 (unaudited)	March 30, 2025	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Canada	75.1	69.9	5.2	—	5.2	7.4%	7.4%
United States	104.9	95.5	9.4	3.4	12.8	9.8%	13.4%
North America	180.0	165.4	14.6	3.4	18.0	8.8%	10.9%
Greater China[1]	172.2	138.6	33.6	0.3	33.9	24.2%	24.5%
Asia Pacific (excluding Greater China1)	36.2	31.8	4.4	1.5	5.9	13.8%	18.6%
Asia Pacific	208.4	170.4	38.0	1.8	39.8	22.3%	23.4%
EMEA[2]	64.9	48.8	16.1	(3.8)	12.3	33.0%	25.2%
Total revenue	453.3	384.6	68.7	1.4	70.1	17.9%	18.2%
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
Indebtedness

CAD $ millions	March 29, 2026 (unaudited)	March 30, 2025	$ Change
Cash	408.2	334.4	73.8
Term Loan	(416.8)	(412.4)	(4.4)
Lease liabilities	(374.6)	(330.8)	(43.8)
Net debt	(383.2)	(408.8)	25.6